March 23, 2021

By EDGAR Submission

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Walt Disney Company
Form 10-K for the Fiscal Year Ended October 3, 2020
Filed November 25, 2020
Form 10-Q for the Fiscal Quarter Ended January 2, 2021
Filed February 11, 2021
File No. 001-38842

Dear Sir/Madam:
This letter responds to the comment contained in your letter dated March 2, 2021 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended October 3, 2020 and The Walt Disney Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2021. For convenience, we have repeated comments from your letter in bold print. In our response, the terms “Company,” “our,” and “we” are used interchangeably to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.
1.Form 10-Q for Fiscal Quarter Ended January 2, 2021
Other Matters
Accounting Policies and Estimates
Goodwill, Other Intangible Assets, Long-Lived Assets and Investments, page 45
In regard to your Disney Parks, Experiences and Products segment, we note the following: (1) over the last three fiscal quarters through January 2, 2021, revenues are significantly less than those of the corresponding prior year quarter and segment operating income is negative in each of those quarters, and (2) disclosures that (i) COVID-19 has most significantly impacted this segment; (ii) certain parks remain closed or are operating at significantly reduced capacity, and cruise ship sailings and guided tours have been suspended; (iii) impacts of COVID-19 on your businesses will continue for an unknown length of time and you expect COVID-19 to adversely impact your financial results at least through fiscal 2021; and (iv) COVID-19 has adversely impacted your net cash flows, and projected cash flows you use to assess fair value of your businesses and assets for purposes of impairment testing are subject to greater uncertainty than normal because of COVID-19. It appears there is no discussion concerning impairment associated with this segment.
In view of the preceding, please explain to us your analysis of impairment of goodwill, other intangible assets and long-lived assets for this segment pursuant to ASC 350-20-35, 350-30-35 and 360-10-35, as appropriate. In so doing, tell us the reporting units included in this segment and whether any have been aggregated for purposes of goodwill impairment testing. Additionally, explain to us the uncertainty associated with the projected cash flows for the total segment and reporting units therein due to COVID-19 and how this impacted your analysis. If projected cash flows have been adversely impacted, please tell us the extent and the impact on your analysis.

Company Response

The Company’s Disney Parks, Experiences and Products (DPEP) segment is composed of two reporting units: Consumer Products and Parks & Experiences. The primary businesses in the Consumer Products reporting unit are (a) licensing of our intellectual property (IP) for use with consumer merchandise and (b) sales of branded merchandise at retail. This reporting unit’s primary assets are character/franchise intangible assets that arose from the Company’s acquisitions of Marvel and Lucasfilm and goodwill. Our Parks & Experiences reporting unit includes our theme parks and resorts around the world, as well as our cruise line and Disney Vacation Club businesses. The primary assets in the Parks & Experiences reporting unit are long-lived tangible assets. A substantial majority of the intangibles and goodwill of the DPEP segment are in the Consumer Products reporting unit, while substantially all of the long-lived assets are in the Parks & Experiences reporting unit.
Consumer Products
The Company tests its intangible assets subject to amortization, which includes our character/franchise intangible assets, for impairment under ASC 350-30-35, Intangibles—goodwill and other, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
While the Consumer Products business was impacted by the COVID-19 pandemic at its onset, the severity decreased over the course of fiscal 2020 through our first quarter of fiscal 2021 which ended January 2, 2021. In fact, the Consumer Products business revenue and operating income for the first quarter of fiscal 2021 increased compared to the first quarter of 2020 ended December 28, 2019, which, to a large extent was prior to the onset of the impacts of the COVID-19 pandemic. In addition, our Consumer Products business is largely driven by licensing revenues generated from third-party businesses throughout the world, including manufacturers, game developers, publishers and retailers (both physical and online), which diversifies the impacts of the COVID-19 pandemic on this business. Further, many of our licensing contracts include a guaranteed minimum amount of revenue.
In consideration of the above, through our first quarter of fiscal 2021, we do not believe there was an indication that our Marvel and Lucasfilm character/franchise IP intangible assets would not be recoverable given their long-term nature, diverse monetization channels, and the relatively short-term adverse impacts the COVID-19 pandemic had on our Consumer Products business.
In accordance with ASC 350-20-35, Intangibles—goodwill and other, we perform an annual goodwill impairment test or sooner if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For fiscal 2020, we performed a qualitative impairment test of goodwill for the Consumer Products reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount.
As part of our assessment for fiscal 2020, we considered that the quantitative goodwill impairment analysis we performed in fiscal 2019 indicated the fair value of the Consumer Products reporting unit exceeded its carrying amount by a substantial margin. In light of the fact that we believed the impacts of the COVID-19 pandemic on our Consumer Products reporting unit would be relatively temporary, as supported by the recovery we have already seen, we concluded that the expected short-term impact was not significant enough to reduce the fair value of the reporting unit below its carrying amount.
Parks & Experiences
The Company tests its long-lived assets, which includes our theme parks and resorts and cruise ships for impairment under ASC 360-10-35, Property, plant, and equipment. Accordingly, we perform an impairment analysis whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
With the closure of our theme parks and suspended sailing of our cruise ships at the onset of the COVID-19 pandemic, we reviewed these assets for impairment during fiscal 2020.
Given the unknown duration and severity of the COVID-19 pandemic and its impact on our operations and ability to forecast cash flows with a normal level of certainty, we performed an impairment analysis of the assets of each of our theme park and resort businesses and our cruise ship business. This analysis was based on the amount by which projected cash flows from the Company’s most recent long-range business plan prepared shortly before the impact of the COVID-19 pandemic exceeded the book value of the assets of each of the businesses. Given the long-term nature of these assets and the cash flows these businesses generate, the undiscounted cash flows in this long-range plan significantly exceeded the carrying amounts of the assets. Based on the level of cushion between the cash flows and book value of the assets, we determined that all of these businesses could sustain several years of non-operation before their long-lived assets would not be recoverable. Since the businesses first shut down we have been able to begin operating under capacity constraints, even prior to the full distribution of vaccines. As such, we concluded that the severity and duration of the COVID-19 pandemic was unlikely to reach levels that would result in the carrying amounts of any of these long-lived assets not being recoverable.
For the goodwill that is attributable to the Parks & Experiences reporting unit, we also performed a qualitative assessment under ASC 350-20-35 and considered the significant excess of this reporting unit’s fair value compared to its book value from the 2019 quantitative test. Given our expectations of the duration of the impacts of the COVID-19 pandemic on our Parks & Experiences businesses, we concluded these impacts were not significant enough to reduce the fair value of the reporting unit below its carrying amount.
Please do not hesitate to call me or Brent A. Woodford, Executive Vice President, Controllership, Financial Planning & Tax, should you wish to discuss this letter.

Sincerely,

/s/ Christine M. McCarthy
Christine M. McCarthy
Senior Executive Vice President and Chief Financial Officer

cc:	Robert A. Chapek, Chief Executive Officer
Brent A. Woodford, Executive Vice President, Controllership, Financial Planning and Tax